FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 26, 2004

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANOUNCES THE PLACEMENT OF ITS FIRST BOND ISSUE AT PAR VALUE WITH A COUPON OF 10.69%

Moscow, Russia – November 25, 2004 – Mechel Steel Group OAO, a Russian metals and mining company, announces the placement of its first bond issue on MICEX. The coupon rate of the issue is 10.69%. According to the results of the first day of allocation, the total bond issue of Mechel was fully placed.

The bonds were placed at par. First coupon rate, indicated in applications, was in the range of 10.00 – 11.90% per annum. 26 deals were concluded during the auction. Bonds during the auction were placed in the amount of 1.63 billion Russian rubles.

Bonds, not placed during the auction to determine the first coupon, were placed during an additional trade session.

Mechel intends to use the proceeds from the placement of the bond to refinance existing debt and to finance capital expenditures.

The number of the bonds placed is 2 million. Par value of one bond is 1000 rubles, with a maturity of 3 years. Bondholders have the right to demand redemption of the bonds from Mechel in 1.5 years at its par value. The coupon is paid out semi-annually. The rate of the first coupon is determined during the fist day of the bond placement and is fixed until the first offer is made. The subsequent coupon rates will be determined and communicated to investors in the order and according to the period stated in the issue documents.

Mechel Trade House is a guarantor of Mechel’s bond issue. Alfa-Bank OAO was the underwriter and coordinator for the initial bond offering. Vneshtorgbank OAO, Petrocommerce OAO, MDM CB OAO and Rosbank OAO were co-coordinators of the placement and MMB ZAO, Promstroibank OAO, Russ-Invest OAO and Soyuz CB OAO were underwriters of the deal.

***

Mechel Steel Group OAO

Irina Ostryakova

Director of Communications

Phone: 7-095-258-18-28

Fax: 7-095-258-18-38

irina.ostryakova@mechel.com

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Mechel Steel Group is a Russian metals and mining company, uniting producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel Steel Group products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

By:	Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   November 26, 2004